FSI Low Beta Absolute Return Fund
225 Pictoria Drive, Suite 450
Cincinnati, OH 45246

September 29, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Request for Withdrawal of Post-effective Amendment No. 10 to the Fund's
Registration Statement (File Nos. 333-176227; 811-22595)

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the "Act"), FSI Low Beta Absolute Return Fund (the "Registrant") hereby respectfully requests the U.S. Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Post-effective Amendment No. 10 to the Fund's Registration Statement on Form N-2 under the Investment Company Act of 1940 and the Fund's Registration Statement on Form N-2 under the Act (File Nos. 333-176227; 811-22595) (the "Amendment").

The Amendment was filed electronically with the Securities and Exchange Commission on September 29, 2015 (Accession No. 0001111830-15-000727) in order to register additional units of the Fund and make certain other limited changes.  The Amendment is being withdrawn because of an inadvertent filing type error.  The Registrant intends to file a Registration Statement under the correct file type, "N-2", shortly for the same reasons pursuant to which the Amendment was filed.

The Registrant confirms that no securities have been sold pursuant to the Amendment and believes that the withdrawal of this Amendment would be consistent with the public interest and the protection of investors.

The Registrant requests that in accordance with Rule 457(p) under the 1933 Act, all fees paid to the Commission in connection with the filing of the Amendment be credited for future use.

We appreciate your prompt attention this matter.  If you should have any questions, please contact Patricia M. Plavko, Assistant Secretary of the Fund, by facsimile at 513.587.3437 or by email at pplavko@ultimusfundsolutions.com.

Very truly yours,

/s/ Patricia M. Plavko

Patricia M. Plavko
Assistant Secretary of the Fund